Exhibit 23



  Consent of Independent Registered Public Accounting Firm

To the Finance Committee of the
CNF Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-48733, 333-92399, 333-
36180, 333-54558, 333-102749, and 333-104803 on Form S-8 and
333-56667 on Form S-3) of CNF Inc. of our report dated June 11, 2004, with respect to the statements of net assets available for benefits of the Menlo Worldwide Forwarding, Inc. Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and the related supplemental schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Menlo Worldwide Forwarding, Inc. Savings Plan.


/s/ KPMG LLP

Portland, Oregon
June 21, 2004